September 2, 2008	REED W. TOPHAM Direct (801) 578-6918 rwtopham@stoel.com

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin L. Vaughn
Eric Atallah
Joseph McCann
Tim Buchmiller

Re:	Raser Technologies, Inc.
Amendment 1 to Form 10-K for the Fiscal Year Ended December 31, 2007
Filed April 2, 2008
File No. 001-32661

Dear Gentlemen:

On behalf of Raser Technologies, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to Brent M. Cook, dated August 19, 2008, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding Amendment 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold italics).

Amendment 1 to Form 10-K for the year ended December 31, 2007

General

1.	We note that on January 16, 2008, the company entered into a registration rights agreement with Merrill Lynch. We also note that on February 14, 2008 you filed a registration statement in accordance with the registration rights agreement but withdrew that registration statement on April 25, 2008. With a view toward disclosure in your future filings, please tell us whether you are incurring any penalties under the registration rights agreement and, if the securities required to be registered in accordance with that agreement have not been registered, if that would have a material adverse effect on your financing arrangements with Merrill Lynch.

Securities and Exchange Commission

September 2, 2008

Response:

The Company is not incurring any penalties under the registration rights agreement. As further described below, the securities required to be registered by the registration rights agreement have not yet been registered; however, the Company does not believe this fact has had, or will have, a material adverse effect on the Company’s financing arrangements with Merrill Lynch.

At the time the Company entered into the registration rights agreement with Merrill Lynch, counsel for the Company and counsel for Merrill Lynch believed it would be possible to register the resale of the warrants issued to Merrill Lynch (and the shares of common stock issuable upon exercise of those warrants) prior to vesting. However, by letter dated March 7, 2008, the Staff of the SEC expressed its view that it was inappropriate to register these securities for public resale at that time because Merrill Lynch retained discretion to determine whether funding would be provided to the Company and in what amounts, which in turn would determine the extent to which the securities would vest. After further discussions with the Staff, counsel for the Company and counsel for Merrill Lynch discussed the Staff’s position and concluded that it was not possible to register the warrants and underlying shares of common stock at such time. Therefore, the parties agreed that the registration statement should be withdrawn.

Following the withdrawal of the registration statement, the Company provided notice to Merrill Lynch indicating that the Company has no further obligation to file, cause to be declared effective or maintain the initial registration statement under the terms of the registration rights agreement and that it has no obligation to pay any penalties with respect to the filing of the initial registration statement. The Company believes Merrill Lynch is in full agreement with this position.

In light of the foregoing, the Company will not have any further obligation to register securities under the registration rights agreement until a portion of the warrants granted to Merrill Lynch vest as a result of the funding by Merrill Lynch of one or more of the Company’s geothermal power projects. At such time, the Company intends to fully comply with its obligations under the registration rights agreement by filing a registration statement with respect to the resale of the vested warrants and underlying shares of common stock.

Securities and Exchange Commission

September 2, 2008

Although the Company and Merrill Lynch would have preferred to register the public resale of the warrants and the underlying shares of common stock in advance pursuant to a single registration statement, the Company does not believe the inability to do so has had, or will have, a material adverse effect on the Company’s financing arrangements with Merrill Lynch. Merrill Lynch cannot exercise or transfer any unvested warrants. Therefore, the inability to register the resale of the warrants in advance of vesting should not have a significant impact on Merrill Lynch. Further, the Company continues to work very closely with Merrill Lynch to satisfy any conditions and finalize the documentation relating to the project financing for two of the Company’s geothermal power projects. Once these projects are funded, the Company intends to pursue funding for additional projects in accordance with its agreements with Merrill Lynch. Merrill Lynch continues to devote a significant amount of time and resources supporting the Company’s efforts to finance its projects.

The notes to the financial statements and Management’s Discussion and Analysis of Results of Operations (“MD&A”) contained in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2008 contain disclosures regarding the Company’s obligations under the registration rights agreement. In response to the Staff’s comment, the Company proposes to expand these disclosures in its future filings as follows, subject to additional modifications to reflect further developments, to ensure that the Company’s obligations under its registration rights agreement with Merrill Lynch are clearly described:

Notes to Financial Statements

Contingent Warrant Registration Rights Agreement

In connection with the Commitment Letter and the issuance of warrants to purchase up to 3,700,000 shares of our common stock, we entered into a registration rights agreement that provides the holder of the warrants with certain rights to register the resale of the warrants and the shares of common stock issuable upon exercise of the warrants. When a series of warrants vests, we are obligated to register these securities for resale and cause the registration statement to remain continuously effective until all vested warrants and the shares of common stock issuable upon exercise of the warrants covered by such registration statement have been sold or may be sold without restriction pursuant to Rule 144 of the Securities Act of 1933, as amended. Management currently believes that the likelihood we will fail to register the shares in accordance with the registration rights agreement or fail to cause the registration statement to remain continuously effective is “remote” as defined in SFAS No. 5 “Accounting for Contingencies.” Accordingly, no accrued liability is deemed necessary.

Securities and Exchange Commission

September 2, 2008

MD&A

Pursuant to a registration rights agreement between us and Merrill Lynch, we have agreed to file one or more registration statements covering the resale of the warrants issued pursuant to the Commitment Letter, as well as the resale of the shares of common stock issuable pursuant to the exercise of such warrants. When a series of warrants vests, we are obligated to register these securities for resale and cause the registration statement to remain continuously effective until all vested warrants and the shares of common stock issuable upon exercise of the warrants covered by such registration statement have been sold or may be sold without restriction pursuant to Rule 144 of the Securities Act of 1933, as amended.

Part I. Item 2. Properties, page 34

2.	We note your disclosure in footnote (a) to the first table on page 35 of your Form 10-K for the period ended December 31, 2007. Please disclose in your future filings, as applicable, additional information about the 3 million additional acres with respect to which the land owner may have geothermal rights. For example, identify the location and general character of the property, the nature of your interest in the property and explain any uncertainty with respect to the land owner’s geothermal rights. Refer to Item 1.02 of Regulation S-K.

Response:

In response to the Staff’s comment, the Company proposes to delete footnote (a) to the first table on page 35 of its Form 10-K and include the following disclosure as a separate paragraph following the table in its next annual report on Form 10-K:

We also have been granted geothermal and surface rights, if any, held by the property owner with respect to three million additional acres of land currently used for ranching in central Nevada. We have not yet performed the necessary due diligence to determine what, if any, geothermal rights the property owner has with respect to these three million acres of land. As a result, our ability to ultimately lease any geothermal and surface rights on this land is uncertain.

Securities and Exchange Commission

September 2, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Contractual Obligations, page 54

3.	We note your disclosure that your operating lease and purchase obligations in your contractual obligations table are recorded as liabilities in your consolidated financial statements. We note that the liabilities presented here are significantly larger than the liabilities presented on your balance sheet. Please tell us the line items on your balance sheet where these items have been recorded and, as appropriate, explain to us your basis under GAAP for recording liabilities for these amounts in your balance sheet. Alternatively, revise this disclosure in future filings.

Response:

The Company’s Form 10-K incorrectly stated that the contractual commitments included in its contractual obligations table are recorded as liabilities in its consolidated financial statements. These commitments are not included in the Company’s consolidated financial statements. Amounts payable pursuant to the Company’s operating leases are expensed during the reporting period in which the amounts are due and payable in accordance with SFAS No. 13, “Accounting for Leases.” The Company’s equipment purchase obligations are recorded as liabilities when the equipment is received by the Company in accordance with SFAS No. 5 “Accounting for Contingencies.”

In response to the Staff’s comment, the Company proposes to include the following revised disclosure in its future filings:

The contractual obligations set forth above are not recorded as liabilities in the Company’s consolidated financial statements. Amounts payable pursuant to the Company’s operating leases are expensed during the reporting period in which the amounts are due and payable. The Company’s equipment purchase obligations are recorded as liabilities when the equipment is received by the Company or the risk of loss has been legally transferred to the Company.

Securities and Exchange Commission

September 2, 2008

4.	In light of the significance of the purchase obligations disclosed here, please tell us and revise future filings to explain in greater detail the nature of the commitments. Discuss what products and services you have committed to purchase and how you intend to use these products in your operations. In addition, with reference to your March 31, 2008 cash balance, discuss how you intend to fund the purchase obligations remaining at March 31, 2008.

Response:

The Company’s most significant financial commitments relate to the Company’s obligations under its purchase agreements with UTC Power Corporation (“UTCP”). These purchase agreements allow the Company to order and purchase turbine generators, transformers, pumps, cooling towers, transmission lines, power substations, fire safety equipment and other major electronic components for use in the geothermal power plants the Company is developing. As of June 30, 2008, the Company was obligated to pay UTCP $53.8 million in 2008, $5.3 million in 2009, and $3.6 million per year beginning in 2009 and continuing through 2012. As of June 30, 2008, the Company is also obligated to pay certain vendors for the geothermal power plant operating equipment and transmission line equipment totaling $4.8 million in 2008.

The Company intends to fund these obligations primarily through project financing for individual power projects in accordance with the terms of the Company’s Commitment Letter with Merrill Lynch and the related financing commitments for individual projects. However, the Company has obtained financing from other sources subsequent to June 30, 2008, and the Company may seek further financing from other sources, to fund a portion of these obligations.

In the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2008, the Company provided additional disclosure regarding the Company’s contractual commitments and how it intends to fund these obligations. The Company intends to provide similar disclosure in its future filings with the SEC. The disclosure included in future filings will be substantially as follows:

As part of the Company’s geothermal power project development efforts, the Company has made a variety of financial commitments. Currently, the Company’s most significant financial commitments relate to the Company’s obligations under its purchase agreements with UTC Power Corporation (“UTCP”), a United Technologies Company, and other vendors. These purchase agreements allow the Company to order and purchase turbine generators, transformers, pumps, cooling towers, transmission

Securities and Exchange Commission

September 2, 2008

lines, power substations, fire safety equipment and other major electronic components for use in its geothermal power plants. As of June 30, 2008, the Company was obligated to pay UTCP $53.8 million in 2008, $5.3 million in 2009, and $3.6 million per year beginning in 2009 and continuing through 2012. As of June 30, 2008, the Company is also obligated to pay certain vendors for the geothermal power plant operating equipment and transmission line equipment totaling $4.8 million in 2008.

To date, the Company has funded any required payments under its obligations to UTCP and other vendors from its available cash and cash equivalents, including proceeds generated by the financing activities described above. However, the Company will need to obtain additional funding to meet these and other similar obligations. The Company intends to fund these obligations primarily through project financing for individual power projects in accordance with the terms of the Initial Commitment Letter and the related financing commitments for individual projects. However, the Company may also seek financing from other sources. If the Company is unable to obtain sufficient funding to provide for the timely payment of these obligations and the Company is unable to renegotiate the terms of these obligations, the Company could be liable to UTCP and other vendors for breach of these obligations. Any failure to make timely payments under these obligations could also adversely affect the Company’s relationships with the vendors and cause its geothermal development plans to be delayed.

5.	As a related matter we note that you have not disclosed payments due under contractual obligations beyond 5 years. Please revise future filings to disclose contractual payments due after 5 years. Refer to Item 303(A)(5) of Regulation S-K.

Response:

In the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2008, the Company provided the following disclosure, which the Company also proposes to include in its future filings with the SEC as of the most recent balance sheet date:

Contractual Obligations and Commitments

During the first quarter of 2008, the Company leased a warehouse located in Tooele County, Utah. The Company is using the warehouse to store geothermal power plant turbines the Company has purchased for installation at the geothermal power plants it is developing in Utah. The warehouse has approximately 22,239 square feet with monthly rent of $4,448. Expansion increments are 2,880 square feet, 3,240 square feet, and 3,600 square feet at $0.20 per square foot. The warehouse lease expired on July 31, 2008, upon which the lease converted to a month to month lease. The Company expects that the lease will be renewed or that alternative space will be obtained. The leased facilities are well maintained and in good condition.

Securities and Exchange Commission

September 2, 2008

Total rent expense for all of the Company’s office space, warehouse and testing facilities leases for the three months and six months ended June 30, 2008 was approximately $76,600, and $152,000, respectively. Total rent expense for all of the Company’s office space, warehouse and testing facilities leases for the three months and six months ended June 30, 2007 was approximately $62,500, and $125,200, respectively.

On April 21, 2008, the Company’s wholly-owned subsidiary entered into a Road Construction and Maintenance Agreement with Beaver County, Utah to post an improvement bond, or mutually agreed upon equivalent, in the amount of $100,000. The Company is currently in the process of securing the improvement bond.

The table below summarizes the Company’s operating lease obligations pursuant to the Company’s non-cancelable leases, the Company’s long-term debt and the Company’s executed purchase obligations as of June 30, 2008:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Operating Lease Obligations	$2,445,616	$309,722	$1,188,792	$459,051	$488,051
Long Term Debt	72,662,000	4,462,000	8,800,000	59,400,000	—
Purchase Obligations	80,198,350	59,427,875	8,869,250	7,847,040	4,054,185

Total	$155,305,966	$64,199,597	$18,858,042	$67,706,091	$4,542,236

Securities and Exchange Commission

September 2, 2008

The contractual obligations set forth above are not recorded as liabilities in the Company’s consolidated financial statements. The operating lease obligations include operating leases for the Company’s corporate headquarters and a testing facility. There is a provision in the corporate headquarters lease that allows for lease termination at the Company’s option without penalty on August 31, 2009. The Company has subleased additional space at the Company’s corporate headquarters pursuant to a sublease that expired on July 31, 2008. The sublease is currently leased on a month to month basis. The operating lease obligations also include rent payments the Company has agreed to make in connection with certain geothermal lease agreements.

The purchase obligations set forth above include a series of purchase and service agreements whereby certain vendors have agreed to provide certain equipment and services to the Company. As of June 30, 2008, the Company was obligated to pay the vendors approximately $59.4 million in 2008 and $5.3 million in 2009 and $3.6 million per year continuing through 2012 as reflected in the table above.

Securities and Exchange Commission

September 2, 2008

Note 1. Description of the Business and Basis of Presentation, page F-9

Development Stage Enterprise, page F-10

6.	We note your disclosure that in 2005, you transitioned from a development stage to an operating stage enterprise for accounting purposes. Subsequently, in October 2006, you determined that certain revenues were not materializing as expected and that your efforts to license your technologies would take longer than originally anticipated. Please provide us with your analysis of paragraphs 8-9 of SFAS 7 performed in 2005 that led to your conclusion that you were no longer a development stage enterprise.

Response:

Paragraph 8 of SFAS No. 7 “Accounting and Reporting by Development Stage Enterprises” (“SFAS 7”) states that an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists:

a.	Planned principal operations have not commenced; or

b.	Planned principal operations have commenced, but there has been no significant revenue therefrom.

Paragraph 9 of SFAS No. 7 states: that a development stage enterprise will typically be devoting most of its efforts to activities such as financial planning, raising capital, exploring natural resources, developing natural resources, research and development, establishing sources of supply, acquiring property, plant, equipment or other operating assets such as mineral rights, recruiting and training personnel, developing markets, and starting up production.

During 2005, the Company was awarded a contract that generated over $300,000 in revenues during the fiscal year ended December 31, 2005. Near the end of 2005, the Company participated in discussions with several manufacturers of motors and alternators regarding potential technology licensing agreements. The Company also participated in discussions with the U.S. Army to potentially be awarded a $9 million grant to develop an integrated starter alternator for potential use in a military HMMWV hybrid vehicle. In early 2006, the Company signed a merger agreement with AMP Resources (the “AMP Merger”), which management believed would generate projected revenues exceeding $100 million per year within three years of the proposed merger. As a result of the above-mentioned occurrences, the Company believed that it qualified, pursuant to its interpretations of paragraphs 8 and 9 of SFAS 7 as an operating stage enterprise. Accordingly, the Company ceased reporting as a development stage enterprise in 2005.

Securities and Exchange Commission

September 2, 2008

During 2006, however, the Company was unable to reach final terms on its potential technology licensing agreements. In addition, the AMP Merger was terminated in June 2006 and the proposed $9 million grant by the U.S. Army was removed from the Congressional budget in an effort to reduce spending. At that time, the Company’s primary business focus was on developing new motor and alternator technologies. Then, in the fourth quarter of 2006, the primary focus shifted to geothermal power systems development which resulted in performing many development stage activities that did not immediately generate revenues. As a result, during the fourth quarter of 2006, the Company reassessed the status of its operations and whether it should be considered a development stage enterprise. The Company concluded that it should be reclassified as a development stage enterprise effective October 1, 2006 because (1) most, if not all, of the anticipated events contributing to the Company’s conclusion that it should transition from a development stage enterprise to an operating stage enterprise in 2005 did not ultimately occur, and (2) the Company started to devote a substantial part of its resources to the acquisition of geothermal rights and the development of heat transfer technology relating to its pursuit of geothermal power production.

Geothermal Properties and Well Field Development, page F-13

7.	We note that you are applying standards for oil and gas producing companies and that you believe these standards set forth the accepted standards for companies engaged in geothermal energy activities. With reference to Rule 4-10(a)(1)(i)(C) of Regulation S-X and paragraph 6 of SFAS 19, please tell us why you believe it is appropriate to apply these standards to your geothermal activities.

Response:

The Company acknowledges that Rule 4-10(a)(1)(i)(C) of Regulation S-X states that oil and gas producing activities do not include the production of geothermal steam. In addition, the production of geothermal steam is excluded from the scope of SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies.” However, as set forth in the following paragraph, the process of exploring and developing geothermal properties is very similar to the process of exploring and developing oil and gas properties. In addition, to the best of the Company’s knowledge, there is no authoritative accounting literature which specifically addresses the applicable accounting standards for geothermal activities.

Securities and Exchange Commission

September 2, 2008

Oil and gas production and geothermal production share the following common activities, each of which must be accounted for as either a capital expenditure or period expense:

•

Acquisition of unproved or undeveloped property rights for the purpose of further exploration to determine whether the underlying resource is sufficient for further development and ultimate production.

•	Geological and geophysical expenditures are incurred in determining the appropriate location of initial drilling.

•

The initial wells drilled are typically “exploratory” in nature. Until a number of exploratory type wells are drilled, it cannot be determined whether the temperature and flow rate are sufficient to qualify as a renewable resource and justify the construction of a geothermal power plant.

•

Upon determining that a geothermal resource is sustainable (similar to an oil and gas property being classified as “proved”), additional wells which are “developmental” in nature must be drilled to support the operation of the geothermal plant.

The Company has reviewed the guidance for both the “successful efforts” and “full cost” methods of accounting for oil and gas producing activities. The Company has elected to apply the general principles set forth in the successful efforts guidance to the geothermal activities described above because it believes this method most accurately reflects the financial statement impact of such activities. In making the decision, the Company also considered the position expressed in SFAS No. 25, “Suspension of Certain Accounting Requirements for Oil and Gas Producing Companies – an amendment of FASB Statement No. 19,” in which FASB stated that “successful efforts” is considered preferable for accounting purposes.

The Company has also reviewed the reports of other public companies engaged in geothermal development activities. Based on this review, the Company believes that a significant majority of these companies apply the similar guidance to their geothermal activities.

Securities and Exchange Commission

September 2, 2008

While the Company believes it is applying the appropriate methods of accounting to its geothermal activities, the Company has considered the Staff’s comment and determined that the disclosure regarding the accounting standards applicable to these activities should be revised in future filings to eliminate any unintended implication that Rule 410 of Regulation S-X and SFAS No. 19 specifically apply to geothermal activities. Accordingly, the Company intends to revise its disclosure in future filings to provide substantially as follows:

Geothermal Properties

Lease acquisition costs including lease bonuses, legal costs, permit costs, and the fair value of other forms of compensation to acquire the lease are capitalized as unproved property when incurred. Exploration costs including costs of carrying and retaining undeveloped properties, such as delay rentals, certain taxes on the properties, legal costs for title defense, and the maintenance of land and lease records are expensed when incurred. Once viable resources are discovered, the property is classified as a “proved property” and capitalized costs are amortized. Management is currently assessing which generally accepted accounting principle method to use for depletion. Assuming they cannot be used as re-injection wells, unsuccessful exploration or dry hole wells on unproved properties are expensed in the period in which the wells are determined to be dry. Dry hole wells on proved property are capitalized and amortized. Unsuccessful exploration or drilling could result in a significant increase in expenses during the period of determination due to the write-off of previously capitalized assets.

Well Field Development

Our tangible and intangible drilling costs are capitalized as well field development costs when incurred. In addition, internal costs that are directly identified with development of a specific well field are capitalized when incurred. Once viable resources are discovered, the property is classified as a “proved property” and capitalized costs are amortized. Assuming a well cannot be used as a re-injection well, unsuccessful well field development resulting in dry hole wells on unproved properties are expensed in the period in which the wells are determined to be dry. Dry hole wells on proved property are capitalized and amortized. Management is currently assessing which generally accepted accounting principle method to use for depletion.

*     *     *     *     *

We believe the foregoing discussion is responsive to the Staff’s comments. As you have requested, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking action with respect to such filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Company further acknowledges the other statements made in your letter. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (801) 578-6918.

Securities and Exchange Commission

September 2, 2008

Very truly yours,

/s/ REED W. TOPHAM
Reed W. Topham

[Enclosures]

cc:	Brent M. Cook (Raser Technologies, Inc.)
Martin F. Petersen (Raser Technologies, Inc.)
Richard Holt (Raser Technologies, Inc.)
Reynold Roeder (Raser Technologies, Inc. Audit Committee Chairman)